Exhibit 99.1

HUYA Inc. Reports Second Quarter 2025 Unaudited Financial Results

GUANGZHOU, China, August 12, 2025 /PRNewswire/ -- HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game-related entertainment and services provider, today announced its unaudited financial results for the second quarter ended June 30, 2025.

Second Quarter 2025 Highlights

•	Total net revenues were RMB1,567.1 million (US$218.8 million) for the second quarter of 2025, compared with RMB1,541.6 million for the same period of 2024.

•	Game-related services, advertising and other revenues were RMB413.9 million (US$57.8 million) for the second quarter of 2025, compared with RMB308.5 million for the same period of 2024.

•	Net loss attributable to HUYA Inc. was RMB5.5 million (US$0.8 million) for the second quarter of 2025, compared with net income attributable to HUYA Inc. of RMB29.6 million for the same period of 2024.

•	Non-GAAP net income attributable to HUYA Inc.[1] was RMB47.5 million (US$6.6 million) for the second quarter of 2025, compared with RMB97.0 million for the same period of 2024.

•	Average MAUs[2] for the second quarter of 2025 was 161.6 million.

Mr. Junhong Huang, Acting Co-Chief Executive Officer and Senior Vice President of Huya, commented, “As we mark the two-year anniversary of Huya’s strategic transformation, we are pleased to report that we are back on a growth trajectory, with topline performance showing continued progress for the second consecutive quarter. Our efforts to expand our business from a pure-play live streaming platform to an all-rounded game-related entertainment and services provider have paid off. Our game-related services, advertising, and other revenues now stand at RMB414 million, representing 26% of total net revenues this quarter.

“By leveraging our cross-platform strategy, we have achieved an average of 162 million monthly active users across Huya’s platforms, and extended our reach even further through the distribution of our content and services on third-party channels. This figure underscores the ecosystem we have cultivated through this strategic transformation in China and overseas. Backed by our streamer network, e-sports infrastructure, AI capabilities, and operational strength, we are unlocking monetization in games—via in-game items and distribution—and growing our global user base as a key driver of future opportunities,” Mr. Huang concluded.

Mr. Raymond Peng Lei, Acting Co-Chief Executive Officer and Chief Financial Officer of Huya, added, “We are pleased to see live streaming revenues beginning to stabilize, with total net revenues returning to a growth trajectory for the second consecutive quarter. Our operating performance also continued to improve, driven by cost structure optimizations and enhanced operational efficiency. As of the end of June 2025, we had repurchased approximately US$75.4 million of Huya ADSs and distributed a special dividend totaling around US$340 million during the quarter. Looking ahead, we remain focused on advancing our strategic expansion initiatives, strengthening industry partnerships, and delivering sustainable long-term value to our shareholders.”

Second Quarter 2025 Financial Results

Total net revenues for the second quarter of 2025 were RMB1,567.1 million (US$218.8 million), compared with RMB1,541.6 million for the same period of 2024.

Live streaming revenues were RMB1,153.2 million (US$161.0 million) for the second quarter of 2025, compared with RMB1,233.1 million for the same period of 2024, primarily due to the continued impact of the macroeconomic and industry environment.

Game-related services, advertising and other revenues were RMB413.9 million (US$57.8 million) for the second quarter of 2025, compared with RMB308.5 million for the same period of 2024. The increase was primarily due to higher revenues from game-related services and advertising, which were mainly attributable to the Company’s deepened cooperation with Tencent and other game companies.

Cost of revenues increased by 2.1% to RMB1,354.8 million (US$189.1 million) for the second quarter of 2025 from RMB1,326.7 million for the same period of 2024, primarily due to increased revenue sharing fees and content costs, partially offset by decreased bandwidth and server custody fees. Revenue sharing fees and content costs, a key component of cost of revenues, increased by 2.6% to RMB1,201.0 million (US$167.7 million) for the second quarter of 2025 from RMB1,170.2 million for the same period of 2024, primarily due to increased broadcaster-related costs, partially offset by lower costs related to licensed e-sports content.

Gross profit was RMB212.3 million (US$29.6 million) for the second quarter of 2025, compared with RMB214.9 million for the same period of 2024. Gross margin was 13.5% for the second quarter of 2025, compared with 13.9% for the same period of 2024, primarily attributable to increased revenue sharing fees and content costs as a percentage of total net revenues.

Research and development expenses decreased by 5.1% to RMB122.2 million (US$17.1 million) for the second quarter of 2025 from RMB128.7 million for the same period of 2024, primarily due to decreased personnel-related expenses and share-based compensation expenses.

Sales and marketing expenses decreased by 6.5% to RMB57.7 million (US$8.1 million) for the second quarter of 2025 from RMB61.7 million for the same period of 2024, primarily due to decreased channel promotion fees.

General and administrative expenses remained flat year-over-year at RMB63.7 million (US$8.9 million) for the second quarter of 2025.

Other income was RMB7.6 million (US$1.1 million) for the second quarter of 2025, compared with RMB13.2 million for the same period of 2024, primarily attributable to a notable settlement income from disputes in the second quarter of 2024 and lower government subsidies.

Operating loss was RMB23.7 million (US$3.3 million) for the second quarter of 2025, compared with RMB26.0 million for the same period of 2024.

Non-GAAP operating income was RMB0.4 million (US$0.1 million) for the second quarter of 2025, compared with non-GAAP operating loss of RMB2.7 million for the same period of 2024.

Interest income was RMB59.1 million (US$8.2 million) for the second quarter of 2025, compared with RMB102.5 million for the same period of 2024, primarily due to a lower time deposit balance, which was mainly attributable to the special cash dividends paid.

Net loss attributable to HUYA Inc. was RMB5.5 million (US$0.8 million) for the second quarter of 2025, compared with net income attributable to HUYA Inc. of RMB29.6 million for the same period of 2024.

Non-GAAP net income attributable to HUYA Inc. was RMB47.5million (US$6.6 million) for the second quarter of 2025, compared with RMB97.0 million for the same period of 2024.

Basic and diluted net loss per American depositary share (“ADS”) were each RMB0.02 (US$0.00) for the second quarter of 2025. Basic and diluted net income per ADS were each RMB0.13 for the second quarter of 2024. Each ADS represents one Class A ordinary share of the Company.

Non-GAAP basic and diluted net income per ADS were each RMB0.21 (US$0.03) for the second quarter of 2025. Non-GAAP basic and diluted net income per ADS were RMB0.42 and RMB0.41, respectively, for the second quarter of 2024.

As of June 30, 2025, the Company had cash and cash equivalents, short-term deposits and long-term deposits of RMB3,766.4 million (US$525.8 million), compared with RMB6,254.6 million as of March 31, 2025.

Share Repurchase Program

Pursuant to the Company’s up-to-US$100 million share repurchase program authorized in August 2023, which has an extended expiration date of March 31, 2026, the Company had repurchased 22.8 million ADSs as of June 30, 2025, with a total aggregate consideration of US$75.4 million.

Earnings Webinar

The Company’s management will host a Tencent Meeting Webinar at 6:00 a.m. U.S. Eastern Time on August 12, 2025 (6:00 p.m. Beijing/Hong Kong time on August 12, 2025), to review and discuss the Company’s business and financial performance.

For participants who wish to join the webinar, please complete the online registration in advance using the links provided below. Upon registration, participants will receive an email with webinar access information, including meeting ID, meeting link, dial-in numbers, and a unique attendee ID to join the webinar.

Participant Online Registration:

Chinese Mainland[3]:	https://meeting.tencent.com/dw/bqbrXw5NuYDH
International:	https://voovmeeting.com/dw/bqbrXw5NuYDH

A live webcast of the webinar will be accessible at https://ir.huya.com, and a replay of the webcast will be available following the session.

1 “Non-GAAP net income attributable to HUYA Inc.” is defined as net (loss) income attributable to HUYA Inc. excluding share-based compensation expenses, impairment loss of investments, and amortization of intangible assets from business acquisitions, net of income taxes, to the extent applicable. For more information, please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “HUYA Inc. Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

2 Refers to the average total monthly active users who accessed the Company’s domestic and overseas platforms and services (primarily the domestic Huya Live platform, its global mobile application service platform, its overseas game live streaming platform, and related services), inclusive of users across all devices (mobile, PC and web). Average MAUs for any period is calculated by dividing (i) the sum of total active users for each month during such relevant period, by (ii) the number of months during such relevant period. The Company shifted to total MAU reporting starting from the second quarter of 2025 to provide a more comprehensive view of user activity, in line with its business expansion, cross-platform strategy, and overseas initiatives.

3 For the purpose of this announcement only, Chinese Mainland excludes the Hong Kong Special Administrative Region, the Macao Special Administrative Region of the People’s Republic of China, and Taiwan.

About HUYA Inc.

HUYA Inc. is a leading game-related entertainment and services provider. Huya delivers dynamic live streaming and video content and a rich array of services spanning games, e-sports, and other interactive entertainment genres to a large, highly engaged community of game enthusiasts. Huya has cultivated a robust entertainment ecosystem powered by AI and other advanced technologies, serving users and partners across the gaming universe, including game companies, e-sports tournament organizers, broadcasters and talent agencies. Leveraging this strong foundation, Huya has also expanded into innovative game-related services, such as game distribution, in-game item sales, advertising and more. Huya continues to extend its footprint in China and abroad, meeting the evolving needs of gamers, content creators, and industry partners worldwide.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. Huya uses non-GAAP gross profit, non-GAAP operating income (loss), non-GAAP net income attributable to HUYA Inc., non-GAAP net income attributable to ordinary shareholders, non-GAAP basic and diluted net income per ordinary share, and non-GAAP basic and diluted net income per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses allocated in cost of revenues. Non-GAAP operating income (loss) is operating loss excluding share-based compensation expenses and amortization of intangible assets from business acquisitions. Non-GAAP net income attributable to HUYA Inc. is net income (loss) attributable to HUYA Inc. excluding share-based compensation expenses, impairment loss of investments, and amortization of intangible assets from business acquisitions, net of income taxes, to the extent applicable. Non-GAAP net income attributable to ordinary shareholders is net income (loss) attributable to ordinary shareholders excluding share-based compensation expenses, impairment loss of investments, and amortization of intangible assets from business acquisitions, net of income taxes, to the extent applicable. Non-GAAP basic and diluted net income per ordinary share and per ADS is non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of ordinary shares and ADS used in the calculation of non-GAAP basic and diluted net income per ordinary share and per ADS. The Company believes that separate analysis and exclusion of the impact of (i) share-based compensation expenses, (ii) impairment loss of investments, and (iii) amortization of intangible assets from business acquisitions (net of income taxes), add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures represent useful supplemental information for investors and analysts to assess its operating performance without the effect of (i) share-based compensation expenses, and (ii) amortization of intangible assets from business acquisitions (net of income taxes), which have been and will continue to be significant recurring expenses in its business, and (iii) impairment loss of investments, which may recur when there is observable price change in the future. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income (loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider a non-GAAP financial measure in isolation from or as an alternative to the financial measures prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “HUYA Inc. Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1636 to US$1.00, the noon buying rate in effect on June 30, 2025, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollar amounts referred to in this announcement could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this announcement, as well as Huya’s strategic and operational plans, contain forward-looking statements. Huya may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huya’s goals and strategies; Huya’s future business development, results of operations and financial condition; the expected growth of the live streaming market and game market; the expectation regarding the rate at which to gain active users, especially paying users; Huya’s ability to monetize the user base; Huya’s efforts in complying with applicable data privacy and security regulations; fluctuations in general economic and business conditions in China; the economy in China and elsewhere generally; any regulatory developments in laws, regulations, rules, policies or guidelines applicable to Huya; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Huya’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Huya does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of June 30,
	2024	2025	2025
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	1,188,911	499,305	69,700
Restricted cash	17,031	9,201	1,284
Short-term deposits	4,075,048	3,007,072	419,771
Accounts receivable, net	76,044	128,448	17,931
Prepaid assets and amounts due from related parties, net	207,565	324,577	45,309
Prepayments and other current assets, net	523,674	546,239	76,252

Total current assets	6,088,273	4,514,842	630,247

Non-current assets
Long-term deposits	1,470,000	260,000	36,295
Investments	440,790	405,157	56,558
Goodwill	463,796	461,873	64,475
Property and equipment, net	484,008	517,539	72,246
Intangible assets, net	153,190	142,843	19,940
Right-of-use assets, net	339,492	318,876	44,513
Prepayments and other non-current assets	128,262	26,411	3,687

Total non-current assets	3,479,538	2,132,699	297,714

Total assets	9,567,811	6,647,541	927,961

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	66,613	47,121	6,578
Advances from customers and deferred revenue	265,628	242,925	33,911
Income taxes payable	54,594	58,104	8,111
Accrued liabilities and other current liabilities	1,360,949	1,018,664	142,200
Amounts due to related parties	161,529	149,151	20,821
Lease liabilities due within one year	28,581	21,800	3,043

Total current liabilities	1,937,894	1,537,765	214,664

Non-current liabilities
Lease liabilities	20,047	8,939	1,248
Deferred tax liabilities	23,405	21,248	2,966
Deferred revenue	35,786	34,278	4,785

Total non-current liabilities	79,238	64,465	8,999

Total liabilities	2,017,132	1,602,230	223,663

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of June 30,
	2024	2025	2025
	RMB	RMB	US$
Shareholders’ equity
Class A ordinary shares (US$0.0001 par value; 750,000,000 shares authorized as of December 31, 2024 and June 30, 2025, respectively; 74,845,398 and 71,968,306 shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively)	52	53	7
Class B ordinary shares (US$0.0001 par value; 200,000,000 shares authorized as of December 31, 2024 and June 30, 2025, respectively; 150,386,517 and 150,386,517 shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively)	98	98	14
Treasury shares	(108,101)	(145,158)	(20,263)
Additional paid-in capital	8,866,492	6,440,422	899,048
Statutory reserves	122,429	122,429	17,090
Accumulated deficit	(2,100,291)	(2,104,905)	(293,833)
Accumulated other comprehensive income	770,000	732,372	102,235

Total shareholders’ equity	7,550,679	5,045,311	704,298

Total liabilities and shareholders’ equity	9,567,811	6,647,541	927,961

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2024	March 31, 2025	June 30, 2025	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Live streaming	1,233,064	1,138,151	1,153,232	160,985	2,493,508	2,291,383	319,865
Game-related services, advertising and others	308,518	370,434	413,857	57,772	552,121	784,291	109,483

Total net revenues	1,541,582	1,508,585	1,567,089	218,757	3,045,629	3,075,674	429,348

Cost of revenues(1)	(1,326,710)	(1,320,102)	(1,354,771)	(189,119)	(2,610,212)	(2,674,873)	(373,398)

Gross profit	214,872	188,483	212,318	29,638	435,417	400,801	55,950

Operating expenses(1)
Research and development expenses	(128,710)	(129,525)	(122,156)	(17,052)	(263,816)	(251,681)	(35,133)
Sales and marketing expenses	(61,689)	(60,695)	(57,699)	(8,054)	(137,921)	(118,394)	(16,527)
General and administrative expenses	(63,729)	(61,445)	(63,743)	(8,898)	(123,761)	(125,188)	(17,476)

Total operating expenses	(254,128)	(251,665)	(243,598)	(34,004)	(525,498)	(495,263)	(69,136)

Other income, net	13,219	3,534	7,577	1,058	25,528	11,111	1,551

Operating loss	(26,037)	(59,648)	(23,703)	(3,308)	(64,553)	(83,351)	(11,635)

Interest income	102,523	64,916	59,074	8,246	219,575	123,990	17,308
Impairment loss of investments	(45,079)	-	(30,000)	(4,188)	(45,079)	(30,000)	(4,188)
Foreign currency exchange gains (losses), net	364	(416)	(2,112)	(295)	(2,055)	(2,528)	(353)

Income before income tax expenses	31,771	4,852	3,259	455	107,888	8,111	1,132

Income tax expenses	(2,169)	(3,248)	(7,388)	(1,031)	(7,253)	(10,636)	(1,485)

Income (loss) before loss in equity method investments, net of income taxes	29,602	1,604	(4,129)	(576)	100,635	(2,525)	(353)

Loss in equity method investments, net of income taxes	-	(677)	(1,362)	(190)	-	(2,039)	(285)

Net income (loss) attributable to HUYA Inc.	29,602	927	(5,491)	(766)	100,635	(4,564)	(638)

Net income (loss) attributable to ordinary shareholders	29,602	927	(5,491)	(766)	100,635	(4,564)	(638)

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2024	March 31, 2025	June 30, 2025	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income (loss) per ordinary share
—Basic	0.13	0.00	(0.02)	(0.00)	0.43	(0.02)	(0.00)
—Diluted	0.13	0.00	(0.02)	(0.00)	0.43	(0.02)	(0.00)
Net income (loss) per ADS*
—Basic	0.13	0.00	(0.02)	(0.00)	0.43	(0.02)	(0.00)
—Diluted	0.13	0.00	(0.02)	(0.00)	0.43	(0.02)	(0.00)

Weighted average number of ADS used in calculating net income (loss) per ADS
—Basic	231,022,644	229,451,944	227,675,862	227,675,862	232,098,893	228,554,238	228,554,238
—Diluted	234,167,978	231,527,507	227,675,862	227,675,862	235,275,697	228,554,238	228,554,238

*	Each ADS represents one Class A ordinary share.

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Six Months Ended
	June 30, 2024	March 31, 2025	June 30, 2025	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	4,492	3,383	3,707	517	8,777	7,090	990
Research and development expenses	7,873	6,313	6,563	916	15,489	12,876	1,797
Sales and marketing expenses	446	320	394	55	812	714	100
General and administrative expenses	4,573	8,048	7,385	1,031	8,841	15,433	2,154

HUYA INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2024	March 31, 2025	June 30, 2025	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	214,872	188,483	212,318	29,638	435,417	400,801	55,950
Share-based compensation expenses allocated in cost of revenues	4,492	3,383	3,707	517	8,777	7,090	990

Non-GAAP gross profit	219,364	191,866	216,025	30,155	444,194	407,891	56,940

Operating loss	(26,037)	(59,648)	(23,703)	(3,308)	(64,553)	(83,351)	(11,635)
Share-based compensation expenses	17,384	18,064	18,049	2,519	33,919	36,113	5,041
Amortization of intangible assets from business acquisitions	5,941	5,996	6,005	838	11,871	12,001	1,675

Non-GAAP operating (loss) income	(2,712)	(35,588)	351	49	(18,763)	(35,237)	(4,919)

Net income (loss) attributable to HUYA Inc.	29,602	927	(5,491)	(766)	100,635	(4,564)	(638)
Impairment loss of investments	45,079	-	30,000	4,188	45,079	30,000	4,188
Share-based compensation expenses	17,384	18,064	18,049	2,519	33,919	36,113	5,041
Amortization of intangible assets from business acquisitions, net of income taxes	4,931	4,977	4,984	696	9,853	9,961	1,391

Non-GAAP net income attributable to HUYA Inc.	96,996	23,968	47,542	6,637	189,486	71,510	9,982

Net income (loss) attributable to ordinary shareholders	29,602	927	(5,491)	(766)	100,635	(4,564)	(638)
Impairment loss of investments	45,079	-	30,000	4,188	45,079	30,000	4,188
Share-based compensation expenses	17,384	18,064	18,049	2,519	33,919	36,113	5,041
Amortization of intangible assets from business acquisitions, net of income taxes	4,931	4,977	4,984	696	9,853	9,961	1,391

Non-GAAP net income attributable to ordinary shareholders	96,996	23,968	47,542	6,637	189,486	71,510	9,982

Non-GAAP net income per ordinary share
—Basic	0.42	0.10	0.21	0.03	0.82	0.31	0.04
—Diluted	0.41	0.10	0.21	0.03	0.81	0.31	0.04

Non-GAAP net income per ADS
—Basic	0.42	0.10	0.21	0.03	0.82	0.31	0.04
—Diluted	0.41	0.10	0.21	0.03	0.81	0.31	0.04

Weighted average number of ADS used in calculating Non-GAAP net income per ADS
—Basic	231,022,644	229,451,944	227,675,862	227,675,862	232,098,893	228,554,238	228,554,238
—Diluted	234,167,978	231,527,507	230,562,291	230,562,291	235,275,697	231,018,054	231,018,054